Financial Statements,
Supplemental Schedules and
Report of Independent Registered Public Accounting Firm

SAMUEL A. RAMIREZ & COMPANY, INC.

SEPTEMBER 30, 2016

This Report is deemed confidential in accordance with Rule 17a-5(d) under the Securities Exchange act of 1934.
A Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document

CONTENTS

Page

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the"Company"), a wholly owned subsidiary of SAR Holdings, Inc., (its "Parent"), is a broker-dealer registered with the Securities and Exchange Commission "SEC" and is a member of the Financial Industry Regulatory Authority "FINRA". The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent, and accordingly the Company is exempt under SEC Rule 15c3-3(k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash at year end consists of bank deposits with large financial institutions. From time to time, the cash deposits may exceed federal deposit insurance levels.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions. All securities are stated at estimated fair value, as determined by the Company, based on factors including the issuer's creditworthiness, yield, reference to comparable securities and other market factors.

Securities owned and securities sold, not yet purchased are recorded on trade date for regular way settlement transactions. Amounts receivable or payable related to regular way unsettled securities transactions are presented net on the Statement of Financial Condition.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2016, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2016. Securities sold, not yet purchased consist of obligations of the United States Treasury.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Included in marketable securities owned at September 30, 2016 are obligations of the following states and jurisdictions:

State of New York*	$15,172,987
State of Illinois*	12,827,045
State of New Jersey*	9,257,315
State of Vermont*	4,685,900
Other States **	8,271,518
Total:	$50,214,765

* Includes various subdivisions and authorities.
**Not any one State or jurisdiction greater than 5%

Fair Value Measurement

The Company follows FASB ASC 820, *Fair Value Measurement,* which provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets, that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the assets or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

There have been no changes in methodologies during the fiscal year ended September 30, 2016. The Company's municipal bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities owned, at fair value of $50,945,099 at September 30, 2016 consist of municipal obligations of various United States jurisdictions at $50,214,765 and corporate obligation at $730,334; both are classified as Level 2 Securities. Securities sold, not yet purchased at fair value of $26,503,394 at September 30, 2016 consist of obligations of the United States Treasury and are classified as Level 1 securities.

Change in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets. For the fiscal year ended September 30, 2016, there were no significant transfers in or out of Level 2.

Revenue Recognition

Net trading profit arising from securities transactions entered into for the account and risk of the Company and related commission expenses are reported on a trade date basis. The difference between cost and market is included in the net trading profit. Commission income and related expenses arising from agency transactions are reported on a settlement date basis as the difference between trade date and settlement is not material.

Revenues related to investment banking and underwriting activities are recognized on the offering date of the transaction. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acted as either an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

services. Revenues from financial advisory, placement and remarketing activities are recognized when the services are rendered and realization is reasonably assured.

Interest income from fixed income securities is recorded when earned on an accrual basis.

The Company incurred a casualty loss in fiscal 2015 and filed an insurance claim for fixed assets and equipment that were fully depreciated. During fiscal year 2016, $1,184,706 of claims were approved and the Company received proceeds of $850,000 during the fiscal year and $334,706 on October 20, 2016. Accordingly, the Company has recognized a gain on insurance recoveries under ASC Topics 605-40 and 450-30.

Receivables from brokers, dealers, and counterparties are primarily related to underwriting transactions.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives of the assets.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of the deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We record uncertain tax positons in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the positions and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the tax authority.

The Company when required recognizes interest and penalties that relate to unrecognized tax benefits within the interest expense line and other expense line, respectively, in the accompanying Statement of Income.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated, for potential financial statement recognitions and/or disclosure, events subsequent to the date of this Statement of Financial Condition through the date that the financial statements were available to be issued.

Accrued expenses and other liabilities consist primarily of year-end compensation accruals, expected to be paid by January 31, 2017

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") NO. 2014-09 'Revenue from contracts with Customers" (Topic 606). ASU 2014 Addresses the reporting of revenue by most entities and will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. This update is effective in fiscal period beginning after December 15, 2017. Early applications is not permitted. The impact on our financial statements of adopting ASU 2014-09 is currently being assessed by management.

3. DUE FROM/TO CLEARING AGENT

The payable to the clearing agent at September 30, 2016 results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. INCOME TAXES

The expense (benefit) for income taxes consisted of:

Current:	
Federal	$1,507,846
State	1,099,449
Total current:	2,607,295
Deferred:	
Federal	60,000
State	17,900
Total deferred:	77,900
Total income tax expenses	$2,685,195

The primary drivers of the effective tax rate difference from the US statutory rate is due to the exclusion of federally tax-exempt interest income, non-deductible interest expense and the non-allowable portion of meals and entertainment expense.

The net deferred tax asset September 30, 2016 consisted of the following:

Deferred tax assets:	
Compensation accrual	$107,400
Deferred rent	75,100
Total deferred tax assets:	182,500
Deferred tax liabilities:	
Basis difference for fixed assets	29,900
Total deferred tax liabilities:	29,900
Net deferred tax asset:	$152,600

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax asset. A significant piece of objective positive evidence evaluated was the cumulative income incurred over the three fiscal year period ended September 30, 2016. On the basis of this evaluation, the Company did not record any valuation allowance against its recorded deferred tax asset.

4. INCOME TAXES (Continued)

The Company files its federal income tax return as a member of a consolidated group and on a combined basis for New York State and New York City. Funds are remitted to the Company's Parent to reimburse it for the Company's share of the consolidated income tax liability. Amounts due to Parent for recorded current income tax provision are presented net in due to affiliate. The Company files on a nonconsolidated basis in other states in which it conducts business. Provisions for income taxes are based upon results reported for financial statement purposes. Deferred income taxes are provided for significant temporary timing differences between financial statement and income tax reporting.

The Company follows FASB ASC 740 *Income Taxes,* which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. During fiscal year ending 2014, the Company was audited by the New York State Department of Taxation and Finance for tax years ending September 30, 2009, September 30, 2010 and September 30, 2011. The audit was completed in 2015 with all returns accepted as filed. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before the fiscal year ended September 30, 2013. As such, the Company believes that it has appropriately evaluated its unrecognized tax benefits and does not foresee any changes in the next 12 months after the reporting date. At September 30, 2016, no amounts have been provided for uncertain tax positions.

5. DUE FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

As of September 30, 2016, the amount due from affiliates is noninterest-bearing due on demand and is due from the Parent in the amount of $1,754,266, and due from a wholly owned subsidiary of the Company's Parent in the amount of $2,221. The amount due from the Parent represents a note receivable in the amount of $2,000,000 offset by a payable for taxes and miscellaneous expenses, in the amount of $245,739. On November 23, 2016 the Note which is noninterest bearing and required annual payments of $250,000, was amended effective fiscal 2016 to provide for principal payments annually based on annual revenues of an affiliate within various payment tiers of $ 1 million ranging up to $6 million. The minimum payment in any year is $100,000 and the maximum payment is $300,000. Payment of $100,000 for fiscal 2016 was received on December 7, 2016.

As of September 30, 2016, a majority shareholder of the Parent had an advance outstanding of $275,000. The advance was collected on October 5, 2016.

5. DUE FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS (Continued)

On October 10, 2014, the Company loaned $1,000,000 to a company that is owned by the majority shareholder of the Parent and a family member who is also a shareholder of the Parent. As of September 30, 2016, the loan remains outstanding. Interest on the loan is billed and collected monthly. The company that is owned by the majority shareholder of the Parent and a family member have jointly signed an amended agreement on September 29, 2016 from requiring annual payments of $500,000 over a four year period to $250,000 over an eight year period. The first installment was collected on October 5th and 7th of 2016.

Amounts due to an affiliate that is a wholly owned subsidiary of the Company's Parent are for shared employment and operating expenses and are noninterest bearing and due on demand. The amount of net shared employment expenses allocated from the affiliate was $315,242. The amount of operating expenses charged to the Company was $333,428. The total amount due at year end from the affiliate was $3,860. During the fiscal year, the affiliated company occupied space at the Company's New York office on a month-to month basis. The affiliate paid its proportionate share of the rent totaling $80,080 directly to the lessor and not to the Company.

6. REVOLVING NOTE AND CASH SUBORDINATION AGREEMENT

The Company has entered into a Revolving Note and Cash Subordination Agreement the "Agreement" with its clearing agent. The Agreement is dated March 31, 2015 and terminates March 31, 2019. The Agreement allows the Company to draw down a maximum of $5,000,000. The Agreement was approved as a satisfactory subordination by FINRA and amounts drawn down are considered capital in the net capital computation. On September 30, 2016, the Company drew down the maximum allowed of $5,000,000 and repaid the loan on October 4, 2016. Interest is charged at the higher of the prime rate or the federal funds effective rate plus applicable margin times the number of days the subordinated loan is outstanding. In addition to paying interest on the draw downs, the Company also will incur a quarterly facilitation fee for the life of the Agreement. The Company was compliant with its financial covenants under this Agreement throughout the fiscal year.

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Florida, Illinois, Massachusetts, Puerto Rico and Texas under leases expiring on various dates through March 31, 2027. Rent expense for the fiscal year ended September 30, 2016 was $1,173,729. The minimum annual rentals, exclusive of real estate taxes, utilities and labor wage rate escalations in excess of the base year, are as follows:

Fiscal year ended September 30,

2017	$ 1,292,041
2018	1,491,166
2019	1,485,832
2020	1,484,766
2021	1,430,624
2022 and thereafter	8,857,319
	$ 16,041,748

The Company, in order to attract and retain experienced individuals for various positions, entered into guaranteed compensation agreements with certain employees. These agreements became effective during the fiscal years ended September 30, 2015 and September 30, 2016, are contingent on continued employment of the respective employees For the fiscal year ending September 30, 2017 totaling $1,225,000 and for the fiscal year ending September 30, 2018 totaling $350,000

The Company is one of many co-defendants in a suit filed September 29, 2011 and further amended on October 28, 2011 in the Superior Court, Commonwealth of Puerto Rico. The suit claims violation of fiduciary duties and breach of contract relating to the issuance of bonds by the Puerto Rico Retirement System. Since then, there have been numerous requests made by the defendants for dismissal and amended complaints filed by the plaintiffs. Most recently, on October 13, 2015, a defendant filled a Certiorari petition with the Supreme Court again requesting a dismissal of the claim. At this time, all parties to this legal matter are now waiting for the Supreme Court's decision and the matter will not move forward until a decision has been rendered.

Management has no basis to form an opinion at this time as to what the Company's liability, if any, will be. Management will continue to monitor its progress in the courts and make a decision at the appropriate time as to whether or not a reserve should be provided on the books to cover potential losses.

Lastly, on July 27, 2015 the Company was served with an arbitration claim by a retail customer. On March 24, 2016, the FINRA Panel granted the Company a Motion for Severance. As a result, the plaintiffs amended the complaint and proceeded solely against another firm. The Company was not included in the Amended Complaint, thus, the Company is not a party in the case. The matter is now closed.

7. COMMITMENTS AND CONTINGENCIES (Continued)

In the normal course of business, the Company enters into underwriting commitments and delayed settlement transactions. Transactions relating to such underwriting commitments and delayed transactions settlement that were open at September 30, 2016 and were subsequently settled had no material effect on the financial statements as of that date.

8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital. The Company operates under paragraph 240.15c3-1(a)(1)(ii) – Alternative Standard for computing Net Capital. The minimum required net capital for the Company utilizing the Alternative Standard is $250,000.

On September 30, 2016, the Company's net capital of $22,944,802 exceeded minimum required net capital of $250,000 by $22,694,802.